Exhibit 12.1

Statements re: Computation of Ratios
$ in millions

	12 Months Ended	11 Months Ended	12 Months Ended
	February 1, 2014	February 2, 2013	March 3, 2012	February 26, 2011	February 27, 2010
Ratio of Earnings to Fixed Charges:
Earnings:
Earnings (loss) from continuing operations before income taxes, noncontrolling interests and equity in income (loss) of affiliates	$1,087	$(198)	$2,166	$2,247	$2,246

Fixed Charges:
Interest portion of rental expense	280	263	289	275	264
Interest expense	100	99	111	61	63

Total fixed charges	380	362	400	336	327

Earnings available for fixed charges	$1,467	$164	$2,566	$2,583	$2,573

Ratio of earnings to fixed charges	3.86	0.45	6.42	7.69	7.87